May 13, 2005

Mr. Brian V. McAllister

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3-8

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Mr. Brian V. McAllister
Donna Di Silvio
Michael Moran

Re:	Petro Stopping Centers Holdings, L.P.
Form 10-K for the Year Ended December 31, 2004
File No’s 1-13018, 333-873372, 333-87371 and 333-25189-01

VIA EDGAR

Dear Mr. McAllister:

I am writing in response to your letter dated April 29, 2005 setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to the Annual Report on Form 10-K for the Year Ended December 31, 2004 (File No’s 1-13018, 333-873372, 333-87371 and 333-25189-01) for Petro Stopping Centers Holdings, L.P. (“PSCH”). For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses. Pursuant to 17 C.F.R. § 200.83, PSCH is requesting confidential treatment for its response to Comment 17.

In addition, we acknowledge the Staff’s comment that we are responsible for the accuracy and adequacy of the disclosures made. We formally acknowledge that:

The adequacy and accuracy of the disclosure in the filing is the responsibility of PSCH. PSCH acknowledges that Staff comments or changes made in response to Staff comments in proposed disclosure in its filings do not foreclose the Commission from taking any action with respect to the filings. PSCH also represents that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brian V. McAllister

May 13, 2005

Form 10-K for the Year Ended December 31, 2004

General

1.	Our Comments below reference the Form 10-K for Petro Stopping Centers Holdings, L.P. Where applicable, please incorporate these revisions in both Petro Stopping Centers Holdings, L.P. and Petro Stopping Centers, L.P. interim and annual filings as applicable.

Response:

PSCH and Petro Stopping Centers, L.P. (“Petro” and together, the “Companies”) acknowledge the Staff’s comment and will incorporate these revisions in both PSCH and Petro’s future interim and annual filings, as applicable. Because the obligation of PSCH to file periodic and current reports under the Securities Act of 1934 has terminated, PSCH will not be making future filings with the SEC unless PSCH again files a registration statement or otherwise becomes obligated to file reports with the SEC. Petro, however, will continue to be a voluntary filer.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page l0

Critical Accounting Policies, page 17

2.	In future filings, please disclose the uncertainties involved in applying your critical accounting policies to self insurance and loyalty program estimates and the variability that is reasonably likely to result from their application. In doing so, provide an analysis, to the extent material, of the factors you consider, how accurate your estimates or assumptions have been in the past and whether the estimates are reasonably likely to change in the future. Please disclose the impact of any material changes in each of your critical accounting estimates on income and financial position for the periods presented. Please refer to SEC Release No. 33-8350. In your response please show us what your revised disclosures will look like.

Response:

Based on your inquiry each of the Companies’ future filings will include expanded disclosures similar to the following (new or revised language shown in bold italics below):

“Partial Self-Insurance

We are partially self-insured, paying our own employment practices, general liability, workers’ compensation, and group health benefit claims, up to stop-loss amounts ranging from $100,000 to $250,000 on a per-occurrence basis. Provisions established under these partial self-insurance programs are made

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May 13, 2005

for both estimated losses on known claims and claims incurred but not reported, in both cases based on claims history. The most significant risk of this methodology is its dependence on claims history, which is not always indicative of future claims. Revisions of estimates based on historical claims data have the effect of increasing or decreasing the related required provisions and thus may impact our net income (loss) for the period. If our estimates are inaccurate, our expenses and net income (loss) could be understated or overstated. Although some variation to actual results occurs, historically such variability has not been material. At December 31, 2004, the aggregated liability was approximately $7.8 million, which we believe is adequate to cover both reported and incurred but not reported claims.”

“Loyalty Program

We utilize estimates in accounting for our Petro Passport loyalty program. We record a liability for the estimated redemption of Petro points based upon our estimates about the future redemption rate of Petro points outstanding. The most significant risk of this methodology is its dependence on using historical redemption rates, which are not always indicative of future redemption rates. If our estimates are inaccurate, our related expenses and net income (loss) could be understated or overstated. Although some variation to actual results occurs, historically such variability has not been material. At December 31, 2004, we believe our liability related to our Petro Passport loyalty program is adequate to cover future point redemptions.”

Item 8. Financial Statements and Supplementary Data, page 26

Consolidated Balance Sheets, page 26

3.	Please tell us if your self-insurance accruals are recorded as current or non-current liabilities and the basis for your classification. Further, please advise us of what consideration you gave to including the accruals in your summary of contractual obligations on page 16.

Response:

The Companies’ accrual for self insurance is recorded as a current liability on their respective balance sheets and included in Accrued expenses and other liabilities. The basis for this classification is that self-insurance payments approximating the provision amount are usually paid within one year. In fact, the vast majority of the Companies’ claims are typically paid and settled within one year of incurrence.

The self-insurance accrual is not included in the Companies’ “Summary of Contractual Obligations” schedule on page 16 of the Form 10-K. The basis for our conclusion to not include the accruals is, as noted above, we believe that our

Mr. Brian V. McAllister

May 13, 2005

liability for partial self-insurance is a current liability rather than long-term and therefore need not be included in our schedule. Further, we do not believe that the agreements providing for such liability represent a “purchase obligation” as defined in Release 33-8182, as they do not include the specific requirements of having 1) fixed or minimum quantities to be purchased, 2) price provisions, and 3) the approximate timing of the related transactions.

4.	Please tell us why you characterize your redeemable warrants as “contingent” and classify them between liabilities and permanent equity in consideration of your disclosure indicating you will be obligated to repurchase the warrants if they are not exchanged by October 1, 2009. Reference is made to paragraph 9 of SFAS No. 150.

Response:

In 1999, the Contingently Redeemable Warrants were created through a nearly simultaneous series of transactions, which resulted in the synthetic partnership interest in PSCH subject to a conditional embedded written put option at fair value. Since 1999, this instrument has been accounted for as a “mezzanine” item in accordance with ASR 268.

Petro Warrant Holdings Corporation (“Warrant Holdings”) was formed in 1999 for the sole purpose of holding a 10% common limited partnership interest in PSCH. Warrant Holdings acquired the PSCH partnership interest for $9.7 million in a transaction that was entered into simultaneously with the issuance of certain warrants to PSCH for $9.7 million. The warrants are exchangeable into all of the common stock of Warrant Holdings upon the occurrence of certain “exchange events” (for example, a bankruptcy, IPO, business combination) without additional consideration. In addition the following options are attached to each warrant:

•	a call option, giving PSCH the right to call the warrants from the holders, any time prior to August 1, 2002, and

•	a put option, giving the holders the right to put the warrants back to PSCH if no exchange event occurs prior to October 1, 2009.

Due to the put option given to the holders, the warrants have been classified outside partners’ deficit as “contingently redeemable warrants” in the consolidated balance sheets. This is consistent with our December 6, 1999, letter to the Commission.

Because Warrant Holdings’ only asset is a 10% partnership interest in PSCH, it would appear that the Contingently Redeemable Warrants could potentially be “mandatory redeemable financial instruments” under the definition of SFAS No. 150. However, as the warrants do not consist of an unconditional obligation to be

Mr. Brian V. McAllister

May 13, 2005

redeemed by the issuer, the warrants do not meet the definition of a mandatorily redeemable instrument under SFAS No. 150 and therefore paragraph 9 of SFAS No. 150 is not applicable. The warrants represent an obligation that may require PSCH to repurchase the warrants if an exchange event occurs. Accordingly, the warrants issued by Warrant Holdings and attached to the debt instrument issued by PSCH are viewed as an issuance of synthetic partnership interests with a conditional embedded put option. As such, they are considered outstanding shares in accordance with paragraph 11 of SFAS No. 150. Consequently, PSCH has continued to classify the warrants in temporary equity according to ASR 268.

5.	We note your adoption of SFAS No. 150 in January 2004. Please provide an explanation for the following and expand your disclosure in future filings as appropriate:

•	Please tell us why $5 million in mandatorily redeemable preferred partnership interests remains classified between liabilities and permanent equity;

•	Clarify how you record the accrued returns for preferred partnership interests;

•	Tell us why your mandatorily redeemable preferred partnership interests decreased during 2004 despite your requirement to pay returns to preferred partners under the mandatory redemption features; and

•	Tell us why the change in the preferred partnership interests in the balance sheets does not reconcile with the accrual of preferred returns reflected in the statement of operations at December 31, 2004;

Response:

•	PSCH’s analysis of SFAS No. 150 and the $5 million of Class B preferred partnership interests is as follows:

The holders of the Class B preferred partnership interests of PSCH have the option to convert the original unrecovered capital amount into a 3.9% common partnership interest in PSCH at any time prior to mandatory redemption. Due to the existence of this conversion right, the Class B preferred partnership interests are not an unconditional obligation that requires PSCH to transfer its assets “at a specified or determinable date (or dates) or upon an event certain to occur” and therefore the partnership interest does not meet the definition of a mandatorily redeemable instrument under SFAS No. 150. As the Class B preferred partnership interest still meets the definition of a mandatorily redeemable instrument

Mr. Brian V. McAllister

May 13, 2005

under the provisions of ASR 268 we continue to classify these partnership interests in temporary equity.

•	The preferred returns related to the Class A preferred partnership interests of PSCH are recorded as interest expense and as an increase to the related liability. Additionally, the preferred returns on the $5 million Class B preferred partnership interests of PSCH are recorded as a liability (as these amounts can only be settled through the disbursement of cash) and a reduction of partners’ capital (deficit). To clarify, the 12% return on the $5 million, or $600,000 per year, is recorded as a liability and a reduction to partners’ capital (deficit). All preferred returns related to this accrued return liability (i.e., the $600,000 per year) are recorded as interest expense and thus included in net income (loss).

•	Including the preferred partnership interests in both the temporary equity and the long-term liability section of PSCH’s balance sheets reflects an increase of $4.3 million for the year ended December 31, 2004. The mandatorily redeemable preferred partnership interests recorded in temporary equity did decrease during 2004 due to our classification, effective January 1, 2004 upon the implementation of SFAS No. 150, of the Class A preferred partnership interests of PSCH and the accrual of the preferred returns on both the Class A and Class B preferred partnership interests as liabilities as required by SFAS No. 150.

•	Provided below is a reconciliation of the change in the balance sheet amounts for preferred partnership interests of PSCH to the amount reflected on our statement of operations for the year ended December 31, 2004:

Mr. Brian V. McAllister

May 13, 2005

	Balance 12/31/03	SFAS No. 150		2004 Preferred Return Interest		Balance 12/31/04
Liability:
Class A Preferred Partnership Interests
Cardwell Group	$—	$7,600	a			$7,600
Mobil Long Haul	—	12,000	b			12,000

	—					19,600
Accrued Preferred Return
Cardwell Group		5,476	c	1,067	g	6,543
Mobil Long Haul—Class A		10,806	d	2,218	g	13,024
Mobil Long Haul—Class B		3,392	e	1,037	f/g	4,429

	—					23,996
Mandatorily Redeemable Preferred Partnership Interests	$—					$43,596

Mezzanine Item:
Preferred Partnership Interests
Cardwell Group	$7,600	$(7,600)	a	$—		$—
Mobil Long Haul—Class A	12,000	(12,000)	b	—		—
Mobil Long Haul—Class B	5,000	—		—		5,000

	24,600			—		5,000
Accrued Preferred Return
Cardwell Group	5,476	(5,476)	c	—		—
Mobil Long Haul—Class A	10,806	(10,806)	d	—		—
Mobil Long Haul—Class B	3,392	(3,392)	e	—		—

	19,674			—		—
Mandatorily Redeemable Preferred Partnership Interests	$44,274					$5,000

Partners’ deficit:
General Partner’s	$—	$—		$7	f	$7
Limited Partners’	—	—		593	f	593

	$—	$—		$600		$600

a.-e.	Reclass from Mezzanine item to Liability as per SFAS No. 150.
f.	Represents the 12% return on the $5 million Class B preferred partnership interests or $600,000 per year which, is recorded as a liability and a reduction to partners’ deficit.
g.	Recorded as interest expense.

In future filings, PSCH will include expanded disclosure as it relates to its mandatorily redeemable preferred partnership interests.

Consolidated Statements of Operations, page 27

6.	In future filings, please present the results of operations on a partnership per unit basis. See SAB Topic 4.F.

Mr. Brian V. McAllister

May 13, 2005

Response:

In accordance with the Limited Partnership Agreement of PSCH, dated July 15, 1999, as amended (the “Agreement”), ownership interests are only calculated on a percentage basis and not on a partnership unit basis. Instead our partners’ ownership is based solely on a specific partners ownership interests as a percentage of total ownership. Additionally, the Agreement does not make any distinction between general and limited partnership interests on either a per unit or a percentage of class (general vs. limited partner) ownership basis. As an example, in Note (1) to Notes to Consolidated Financial Statements we reflect our general partnership owner as having a 1.1% ownership interest in the limited partnership which percentage represents 100% of our general partnership interests. The Agreement also does not specify a specific number of units as being “authorized”. Finally, please note that we are not “publicly held” as noted in the facts presented for SAB Topic 4.F and that we have only four owners of our common partnership interests. These include the Cardwell Group (general and limited interests), Volvo Petro Holdings, LLC (limited partnership interests), Mobil Long Haul, Inc. (limited partnership interests) and Warrant Holdings (limited partnership interests). Consistent with our December 6, 1999, letter to the Commission, we will comply with SAB Topic 4.F in the event limited partners become larger in numbers.

Consolidated Statements of Changes in Partners’ Deficit and Comprehensive Loss, page 28

7.	In future filings, please present the number of partnership units authorized and outstanding for each ownership class. See SAB Topic 4.F.

Response:

Please see the Companies’ response to Comment 6 above.

Consolidated Statements of Cash Flows, page 22

8.	Please tell us the amount of direct bill agreement receivables purchased and collected in each of the three years ended December 31, 2004, how you classify the cash inflows and outflows for such purchased receivables, and the basis for your accounting treatment.

Response:

Petro “purchases” the receivables related to sales to its large fleet customers from its franchisees solely as a means for company operations and franchise operations to remain seamless to Petro’s large customers, not for profit based on the consideration received. As an example, without this arrangement, a large fleet customer would receive 16 billings for purchases at Petro’s nationwide locations

Mr. Brian V. McAllister

May 13, 2005

(fifteen from franchisees, plus one for company-operated locations). The consideration we receive represents an amount for the administrative and bad-debt costs of administering the direct billing program. We have received approximately $31,000, $25,000, and $22,000 for the years ended December 31, 2002, 2003, and 2004, respectively from HSV related to such costs. We do not consider such amounts to be material.

Petro purchased approximately $52.6 million, $45.4 million, and $45.7 million of receivables from its franchisees for the years ended December 31, 2002, 2003, and 2004, respectively. As a direct billing transaction is executed at one of Petro’s franchise locations it is automatically “lumped” together with company-operated sales transactions for that customer. Petro does not have cash inflows or outflows with respect to its “purchase” of receivables from its franchisees as the related sales (like company-operated location’s credit sales) are funded to franchisees on a daily basis by the third-party billing company that administers the accounts receivable billing and collection program.

Notes to Consolidated Financial Statements, page 30

General

9.	We note you incur credit card fees associated with Petro Mastercard and Fleet card payments by customers. Please tell us whether you impose finance charges on credit sales and, if so, the amount of gross revenue from finance charges for the periods presented and the income statement classification which includes such revenue. If gross revenue from finance charges is material, please disclose the amount of such revenue in a footnote and the income statement line item that includes such revenue. Please also disclose the cost of administering your credit program, if applicable. See SAB Topic 8.B.

Response:

The Companies do not sponsor their own credit card. Most of Petro’s customers obtain credit through third party billing companies or traditional credit card companies who fund Petro for such transactions, normally within one to three days. Additionally, although Petro does extend credit to a limited number of its customers, and Petro’s credit application allows Petro to charge certain amounts for late payment fees, Petro does not extend credit wherein we impose a finance charge with respect to sales or for the use of such credit. Petro rarely imposes late payment fees on its customers and such amounts are clearly immaterial to our financial statements.

Petro does incur credit card fees or credit card discount charges, with respect to sales to customers for fuel, merchandise, services and food. Such fees are charged to us by various credit card companies (i.e., VISA, MasterCard,

Mr. Brian V. McAllister

May 13, 2005

American Express, etc) usually as a percentage of the sale amount. Accordingly, when sales increase for example, primarily as a result of higher fuel prices and higher fuel volumes, credit card fees expense will also increase since such charges are made as a percentage of the sale amount.

(2) Summary of Significant Accounting Policies, page 32

Property and Equipment, page 32

10.	We note you generally provide amortization and depreciation over the estimated useful lives of the respective assets. Please clarify for us and in future filings how you provide for amortization of leasehold improvements. Reference is made to SFAS 13, paragraph 5.

Response:

The Companies are currently reviewing their policies regarding amortization and depreciation of leasehold improvements and will provide a response to this comment within five business days of the date of this letter.

11.	Please tell us how you account for your loyalty program in consideration of EITF No. 00-22, specifically as it relates to:

•	Whether you offer free or discounted products or services that are redeemable if the customer completes a specified level of revenue transactions, remains a customer for a specified period or is redeemable at a future date without further exchange;

•	Whether you offer a rebate or a refund of a specified amount of cash redeemable if the customer completes a specified level of revenue transactions or remains a customer for a specified period;

•	How you classify loyalty awards in your statement of operations; and

•	If you sell award credits to other vendors or consumers please tell us how you establish their fair values and your applicable revenue recognition policy.

If applicable, tell us the value of loyalty program points awarded to customers and sold to vendors or other customers for the three years ended December 31, 2004. If you believe that EITF No. 00-22 is not applicable to you, please tell us the applicable accounting pronouncement in your response.

Response:

Mr. Brian V. McAllister

May 13, 2005

Petro administers its own Petro Passport loyalty program by which regular customers earn points based on their fuel purchases, certain travel store purchases and purchases of Petro:Lube maintenance and repairs products and services. These points are redeemable for merchandise and meals from Petro travel stores and restaurants. There are no cash rebates or refunds granted to participants. Petro does not sell award credits to other vendors or customers.

The program issues one point for every dollar spent on fuel, products and services at the Petro:Lube, and certain sales at the Travel store. Points can be redeemed for merchandise and meals at a rate of 100 points for the equivalent value of $1 of merchandise. The program requires the participant to earn points at least every six months to maintain their points balance. Also, points that are not redeemed within 2 years of being earned become void.

Our analysis of EITF 00-22 is as follows:

•	The Companies believe their loyalty program fits within the framework of paragraph 5, issue 1 of EITF 00-22 relating to how a vendor should account for an offer to a customer, in connection with a current revenue transaction, for free or discounted products or services delivered by the vendor that is redeemable (becomes earned) only if the customer completes a specified cumulative level of revenue transactions or remains a customer for a specified time period.

•	Since points must be accumulated in order for the customer to earn the right to merchandise, issue 2 of paragraph 5 of EITF 00-22 would not apply. The customer must complete a specified level of revenue transactions before merchandise may be obtained.

•	As Petro does not offer cash rebates or refunds as part of our loyalty program, issue 3 of paragraph 5, of EITF 00-22 does not apply.

•	Issues 4 and 5 of paragraph 5, of EITF 00-22 do not apply because points are redeemable for Petro merchandise and there are no credits sold to other vendors or customers.

•	The discussions of the EITF did not reach a consensus as it pertains to issue 1 discussed above; however, the following was noted in paragraph 6:

“For Issues 1 and 2, some Task Force members expressed a preference for an accounting approach that would allocate a portion of the revenue on the transaction to the product or service that may be delivered in the future, while other Task Force members expressed a preference for an accounting approach that would be based on the significance of the value of the award product(s) or service(s) as compared to the value of the transactions necessary to earn the award(s). If the value of the award product(s) or

Mr. Brian V. McAllister

May 13, 2005

service(s) is insignificant in relation to the value of the transactions necessary to earn the award, a liability would be recorded for the estimated cost of the award product(s) or service(s).”

•	The Companies believe the value of the award to be insignificant in relation to the value of the transaction necessary to earn the award (the relationship is 1 cent of award for every dollar spent needed to earn the award). As previously disclosed, the Companies have recorded a liability for the estimated cost of the award products as a component of accrued expenses and other current liabilities with the related cost recorded as a reduction to operating expenses.

The value of the loyalty program points redeemed by customers was $3.3 million, $3.9 million, and $4.1 million for the years ended December 31, 2002, 2003, and 2004, respectively. There were no points sold to vendors or to other customers in any of these years.

Based on the provisions of the loyalty program and EITF 00-22, management believes that it has properly accounted for the liabilities estimated in connection with the program within the framework of EITF 00-22 (issue 1) and within the broader context of the definition of a liability.

(3) Inventories, page 37

12.	Disclose why the value of the reserve for obsolescence has remained constant year over year and why your net inventory balance increased by 8% for the same comparative period. In your response please show us what your revised disclosures will look like.

Response:

As disclosed in our Note (3) to Notes to Consolidated Financial Statements in PSCH’s 2004 Annual Report on Form 10-K, the 8% increase in inventory levels referred to in your question is almost entirely related the increase in motor fuels and lubricants inventories. The change in the recorded amounts of these inventories is related to the increase in fuel costs discussed throughout the MD&A section and by normal fluctuations in buying. Given that most of this inventory turns approximately every two-three days and does not become obsolete, the Companies do not believe that changes in this class of inventory should result in changes to our reserve for obsolescence.

The majority of the Companies’ reserves for obsolescence relates to merchandise and accessories and restaurant and other inventories, which decreased by a collective 2%. The Companies believe the amounts recorded for the reserve for obsolescence at December 31, 2004 is appropriate for such levels of inventory

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May 13, 2005

and further that such amount is within the estimated range of obsolete inventories at such date.

Based on your inquiry each of the Companies’ future filings will include expanded disclosures similar to the following:

“The majority of the reserve for obsolescence relates to merchandise and accessories and restaurant and other inventories. The motor fuels and lubricants inventories generally turn approximately every two-three days and do not become obsolete. Our tires and tubes inventories also generally do not become obsolete.”

(5) Operating Leases, page 37

13.	Please advise us of where you have included rental income from the lease of retail space to independent merchants, the amounts of rental income received for each period presented, and describe the lease arrangements entered into with these merchants. Revise as appropriate in future filings.

Response:

Based on your inquiry each of the Companies’ future filings will include expanded disclosures similar to the following:

Petro leases retail space to independent merchants that operate in some of our truckstop locations. The leases relate to retail space in the mall area of the main building, free-standing brokerage buildings located on the property, and land lease agreements for the operation of truck weighing scales, truck washes, and a free-standing motel operation. The type of space leased at the various truckstop locations is dependent upon the physical layout of each site. Petro records the revenues generated from these operating leases as “Other Income” in Non-Fuel Revenues. The revenues received from the independent merchants in connection with these lease agreements were $5.6 million, $6.3 million and $6.3 million for the years ended December 31, 2002, 2003, and 2004, respectively.

(6) Long-Term Debt, page 39

14.	Please describe the nature of the restrictions on the ability of the subsidiaries to transfer funds to you. Further, disclose the amount of retained earnings or net income restricted. See Rule 4-08 of Regulation S-X. In this regard, please tell us what consideration you gave to providing Schedule I and the related disclosures set forth in Rule 12-04 of Regulation S-X.

Response:

As described in the Long-Term Debt section of the 2004 10-K, Petro’s senior secured credit facilities, the Indenture for Petro’s 9% Notes, the 15% Notes of

Mr. Brian V. McAllister

May 13, 2005

PSCH, and the New Notes of PSCH each contain certain limitations on the operation of our business. Included in these are the (i) limitation on restricted payments and (ii) limitation on dividends and other payments affecting restricted subsidiaries which limit the ability of our subsidiaries to transfer funds to us.

The limitation on restricted payments in Petro’s 9% Notes indenture prohibits the payment of dividends or other distributions on, or redemptions of, capital interests or pre-payment of subordinated debt in excess of the restricted payments basket accumulated at the time of payment. However, Petro is permitted to make distributions to PSCH in an amount sufficient to allow PSCH to pay interest on the 15% PSCH Notes and its New Notes and to pay for taxes and administrative expenses.

Petro’s senior secured credit facilities restricted payments limitation allows Petro to repurchase its 9% Notes and New Notes of PSCH with cash on hand as long as there is no outstanding amount under the revolving credit portion of the senior secured credit facilities before and after repurchase. An additional requirement is that Petro’s reported leverage before and after the repurchase is less than 5.0x. Total repurchases cannot exceed $10 million in any calendar year. This limitation also allows for the repurchase of the 15% PSCH Notes without any restrictions.

The limitation on dividends and other payments affecting restricted subsidiaries for Petro’s 9% Notes limits the creation of any encumbrance or restriction on the ability of any restricted subsidiary of Petro to pay dividends, make loans, or transfer property.

The Companies have no other limitations restricting the ability of the subsidiaries to transfer funds to PSCH or restricting retained earnings or net income.

In future annual filings we will include a schedule reflecting cash dividends paid to PSCH over the past 3 years.

Schedule of Cash Distributions Paid to the Holding Partnership

	For the Years Ended December 31,
	2002	2003	2004
	(dollars in thousands)

Cash Distributions	$15	$42	$58,259

15.	Please identify the restricted subsidiaries and clarify why those subsidiaries are “restricted.”

Response:

Mr. Brian V. McAllister

May 13, 2005

A Restricted Subsidiary, as defined in the Indenture for the New Notes of PSCH, is any Subsidiary, at least 75% of the outstanding Common Interests of which are owned and controlled, directly or indirectly, by PSCH that has not been designated as an “Unrestricted Subsidiary” in accordance with this Indenture.

Based on your inquiry each of the Companies’ future filings will include expanded disclosures similar to the following:

PSCH’s restricted subsidiaries include Petro and its subsidiaries Petro Financial Corporation and Petro Distributing, Inc. PHCS does not have any unrestricted subsidiaries.

(8) Related-Party Transactions, page 41

16.	Please disclose the consideration you received for purchasing receivables from HSV and/or clarify the reason for the transactions. Reference is made to SFAS 57.

Response:

Please see our response included in Comment 8 above.

(18) Subsequent Events, page 53

17.	Please tell us why you have not furnished audited financial statements required by Rule 3-05 of Regulation S-X and pro-forma financial information required by Rule 11-01 of Regulation S-X for your recent acquisitions of the Bordentown Junction Truck Stop, New Paris Travel Plaza and York Travel Plaza. If you determine they do not meet the definition of a significant subsidiary as referred to in Rule 3-05(b)(2), please include the related calculations in your response. Also confirm the completion of the acquisitions has not occurred as of the date your Form 10-K was filed. If the completion has occurred, please tell us why you have not filed reportable events under Item 2.01 of Form 8-K.

Response:

*Confidential Treatment Requested by Petro Stopping Centers Holdings, L.P. The information requested by the Staff in Comment No. 17 is confidential. Accordingly, PSCH is responding to that comment separately pursuant to 17 C.F.R. § 200.83. That response will be provided supplementally to the Staff in hard copy only.

Schedule II Valuation and Qualifying Accounts, page 55

Mr. Brian V. McAllister

May 13, 2005

18.	Please revise your schedule to include the changes in your self-insurance reserves or please inform us where the information is disclosed in your Form 10-K. See Rule 12-09 of Regulation S-X.

Response:

Changes in the Companies’ self-insurance reserves are disclosed in separate paragraphs under Item 7: “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 17 through 18 of the PSCH Annual Report on Form 10-K. The information is also disclosed in the “Notes to Consolidated Financial Statements” on page 34 of the PSCH Annual Report on Form 10-K.

Please contact me at 915-774-7389 with any further questions or comments.

Sincerely,

/s/ Edward Escudero

Edward Escudero

Chief Financial Officer and Treasurer

Petro Stopping Centers Holdings, L.P.